# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mobile-health Network Solutions, CIK 0001976695
CUSIP: G62264125
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 2 Venture Drive, #07-06/07 Vision Exchange, Singapore, Singapore (U0), 608526
Date of event which requires filing of this statement: 11/25/2025
Amends the filing with accession number 0001493152-25-023471
Filed by CIK 0002092421
Persons authorized to receive notices and communications: Teoh Pui Pui, 16B Shelford Road, #01-13, Singapore, Singapore (U0), 286653, (65) 6222 5223

## Reporting persons
- Teoh Pui Pui (CIK 0002092421): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 126,446; shared voting power 0; sole dispositive power 126,446; shared dispositive power 0; aggregate amount beneficially owned 126,446 (4% of the class)
  Comment: During the period from November 21, 2025 to December 18, 2025, the Reporting Person purchased 18,800 Class A Ordinary Shares for an aggregate consideration of $21,480.56 and sold 2,950 Class A Ordinary Shares for an aggregate consideration of $11,689.03. Following these transactions, the Reporting Person beneficially owns 126,446 Class A Ordinary Shares.
  
  The Issuer has been selling shares through its ATM and SEPA programs. On November 25, 2025, the Reporting Person's ownership of Class A Ordinary Shares fell below 5% for the first time and has remained below 5% as of the date of this filing.
  
  Based on 3,186,999 Class A Ordinary Shares outstanding as of January 20, 2026, as reported by the Issuer, the Reporting Person's 126,446 Class A Ordinary Shares represent approximately 4.0% of the outstanding Class A Ordinary Shares. The Reporting Person has sole voting and dispositive power over these shares and does not share voting or dispositive power over any shares of the Issuer's stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Mobile-health Network Solutions
Address of issuer's principal executive offices: 2 Venture Drive, #07-06/07 Vision Exchange, Singapore, Singapore (U0), 608526

## Item 2. Identity and Background
Name of person filing: Teoh Pui Pui
Residence or business address: 16B Shelford Road, #01-13, Singapore 286653
Present principal occupation or employment:
Co-CEO, COO and Chairwoman of the Board, Mobile-health Network Solutions
2 Venture Drive, #07-06/07 Vision Exchange, Singapore 608526
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: During the period from November 21, 2025 to December 18, 2025, the Reporting Person purchased 18,800 shares for an aggregate consideration of $21,480.56 and sold 2,950 shares for an aggregate consideration of $11,689.03. Following these transactions, the Reporting Person beneficially owns 126,446 Class A Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: Investment purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Statement, the Reporting Person beneficially owns 126,446 Class A Ordinary Shares of the Issuer. Based on 3,186,999 Class A Ordinary Shares outstanding as of January 20, 2026 as reported by the Issuer, the 126,446 Class A Ordinary Shares represent approximately 4.0% of the outstanding Class A Ordinary Shares. The Reporting Person has sole voting and dispositive power over these shares and does not share voting or dispositive power over any shares of the Issuer's stock.
Number of shares as to which each person has sole or shared power to vote or dispose: 126,446 Class A Ordinary Shares
Transactions in the class effected during the past sixty days: During the period from November 21, 2025 to December 18, 2025, the Reporting Person purchased 18,800 shares for an aggregate consideration of $21,480.56 and sold 2,950 shares for an aggregate consideration of $11,689.03. Following these transactions, the Reporting Person beneficially owns 126,446 Class A Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: November 25, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Teoh Pui Pui: Teoh Pui Pui, Co-CEO (01/20/2026)